UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Company Registry (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING,
HELD ON JUNE 20, 2007

I. DATE, TIME AND VENUE: On June 20, 2007, at 12:30 pm, at Contax Participações S/A (“Company”) headquarters, located at Rua do Passeio, 48-56, parte, Centro, in the city and state of Rio de Janeiro. II. QUORUM: Members representing the majority of the members, and also the attendance of Mr. Sergio Izidoro André Silva, from BNDESPAR. III. CALL NOTICE: Individual messages were sent to the members. IV. PRESIDING BOARD: Chairman, Mr. Ronaldo Iabrudi dos Santos Pereira, and Secretary, Mrs. Luciene Sherique. V. AGENDA: (1) BNDES Financing. VI. RESOLUTIONS: Item 1: The members approved BNDES (Brazilian Development Bank) financing to the subsidiary TNL Contax S/A, to be formalized via a Financing Contract, approved by the Executive Board of the BNDES via Decision Dir 371/2007-BNDES of May 22, and the attached "Conditions of the Operation". The funds will be for increasing installed capacity, upgrading current facilities, training programs, improving service quality and productivity and invest in marketing activities, within the PROSOFT- Corporate (Software Industry and Correlated Services Development Program). The conditions are as follows: (i) Amount: R$216,514,000.00; (ii) Cost: TJLP (Brazilian long-term interest rate) + 3.0% p.a. (fixed); (iii) Term: 6 years; (iv) Periodicity: grace period of 24 months, followed by amortizations of the principal + monthly interest; (v) Type: direct operation with the BNDES in URTJLP (Brazilian long-term interest rate units); (vi) Guarantees: to be formalized through Letters of Guarantee from the following financial institutions: Banco Alfa S.A. (32.40%), Banco Votorantim S.A. (55.56%) and Banco Safra S.A.(12.04%), totaling 100% of the debt at an average cost 0.60% p.a. VII. CLOSURE: The items on the agenda were unanimously approved by the members in attendance. There being no further issues to address, the meeting was closed for the drawing up of these present minutes, which after being read and approved, were signed by the members in attendance. Rio de Janeiro, June 20, 2007. (signatures appended) Ronaldo Iabrudi dos Santos Pereira (Chairman); Sergio Bernstein; Fabio Schvartsman; Ricardo de Moraes Monteiro (alternate); Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento.

This is a free translation of the minutes filed in the Company’s Records.

Luciene Sherique
Secretary

BOARD OF DIRECTORS’ EXTRAORDINARY MEETING OF CONTAX PARTICIPAÇÕES S.A.
June 20, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.